Athena Bitcoin Global

1 SE 3rd Avenue, Suite 2740

Miami, Florida 33131

May 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention:
Irene Paik, Staff Attorney (202) 551-3552
David Lin, Staff Attorney (202) 551-6553

Re:	Athena Bitcoin Global
Registration Statement on Form S-1, as amended
File No. 333-262629 Acceleration Request: Requested Date: May 14, 2025 Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Athena Bitcoin Global (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-262629) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, unless we or our outside counsel, Iwona J. Alami of Law Office of Iwona J. Alami, requests by telephone call to the Staff of the Division of Corporation Finance – Office of Crypto Assets of the Securities and Exchange Commission that such Registration Statement be declared effective at some other time. The Registrant hereby authorizes Iwona J. Alami of Law Office of Iwona J. Alami, to make such request on the Registrant’s behalf. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Iwona J. Alami by calling Ms. Alami at (949) 760-6880. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Iwona J. Alami, by email at iwona@alamilawgroup.com.

Thank you for your assistance.

Very truly yours,

/s/ Matias Goldenhörn
Matias Goldenhörn
Chief Executive Officer

cc:    Iwona J. Alami